Exhibit 3.1.1

CERTIFICATE OF AMENDMENT TO THE

ELEVENTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF YODLEE, INC.

Yodlee, Inc., a corporation organized and existing under the laws of the State of Delaware hereby certifies as follows:

A.    The name of the corporation is Yodlee, Inc. The corporation was originally incorporated under the name Yodlee.com, Inc. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on February 16, 1999.

B.    Pursuant to Sections 228 and 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment to the Eleventh Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of the General Corporation Law of the State of Delaware by the Board of Directors and the stockholders of the corporation.

C.    The text of Article IV of the Eleventh Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“ARTICLE IV

Effective immediately upon the filing of this Certificate of Amendment of Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Record Date”), each 10 outstanding shares of Common Stock, each 10 outstanding shares of Series AA Preferred Stock, each 10 outstanding shares of Series BB Preferred Stock, each 10 outstanding shares of Series CC Preferred Stock and each 10 outstanding shares of Series DD Preferred Stock, will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock, one (1) share of Series AA Preferred Stock, one (1) share of Series BB Preferred Stock, one (1) share of Series CC Preferred Stock and one (1) share of Series DD Preferred Stock, respectively (the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock or Preferred Stock of the Company. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and combination. For each one (1) share of Common Stock of the Company that is issued and outstanding on the Record Date and each one (1) share of Preferred Stock of the Company that is issued and outstanding on the Record Date, the par value will remain the same after the Reverse Stock Split at US$0.001 per share. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors. After giving effect to the Reverse Stock Split, the total number of shares of stock that the Company shall have authority to issue is set forth below:

The Company is authorized to issue two classes of stock, designated “Common Stock” and “Preferred Stock,” respectively. The total number of shares which the Company is authorized to issue is 44,665,783 shares, $0.001 par value. The number of shares of Common Stock (“Common Stock”) which the Company is authorized to issue is 30,000,000 shares and the number of shares of Preferred Stock (“Preferred”) which the Company is authorized to issue is 14,665,783 shares, 7,436,937 of which shall be designated as “Series AA Preferred,” 5,628,846 of which shall be designated as “Series BB Preferred,” 800,000 of which shall be designated as “Series CC Preferred,” and 800,000 of which shall be designated as “Series DD Preferred.”

D.    Sections 2(a)(i) and 2(a)(ii) of Article V of the Eleventh Amended and Restated Certificate of Incorporation are hereby amended and restated in their entirety to read as follows:

“(i)    The holders of the Series DD Preferred, Series CC Preferred and Series BB Preferred shall be entitled to receive on a pro-rata, pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Series AA Preferred and Common Stock, by reason of their ownership of such stock, the amount of $12.50 for each share of Series DD Preferred, the amount of $12.50 for each share of Series CC Preferred and the amount of $6.50 for each share of Series BB Preferred (each, as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events affecting the Series DD Preferred, Series CC Preferred and the Series BB Preferred) and, in addition, an amount equal to all declared but unpaid dividends on the Series DD Preferred, Series CC Preferred and the Series BB Preferred. If the assets and funds thus distributed among the holders of the Series DD Preferred, Series CC Preferred and the Series BB Preferred shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed pro-rata among the holders of the Series DD Preferred, Series CC Preferred and the Series BB Preferred in the same proportion as the relative aggregate amounts to which such holders otherwise would have been entitled pursuant to this Section 2(a)(i).

(ii)    If the holders of the Series DD Preferred, Series CC Preferred and the Series BB Preferred have been paid in full the amounts provided in Section 2(a)(i), the holders of the Series AA Preferred shall be entitled to receive, prior and in preference to any distribution of any of the remaining assets or surplus funds of the Company to the holders of the Common Stock, by reason of their ownership of such stock, the amount of $6.50 for each share of Series AA Preferred (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events affecting the Series AA Preferred) and, in addition, an amount equal to all declared but unpaid dividends on the Series AA Preferred. If after payment in full to the holders of the Series DD Preferred, Series CC Preferred and the Series BB Preferred of the amounts provided in Section 2(a)(i), the remaining assets and funds thus distributed among the holders of the Series AA Preferred shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then such remaining assets and funds of the Company legally available for distribution shall be distributed pro-rata among the holders of the Series AA Preferred in the same proportion as the relative aggregate amounts to which such holders otherwise would have been entitled pursuant to this Section 2(a)(ii).”

E.    Section 4(a)(ii) of Article V of the Eleventh Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“(ii) Definitions. The “Issue Price” of the Series DD Preferred and Series CC Preferred shall be $12.50 and the Series AA Preferred and Series BB Preferred shall be $6.50. The “Conversion Price” of the Series DD Preferred and Series CC Preferred shall be $12.50 and the Series AA Preferred and Series BB Preferred shall be $6.50 as of the Original Issue Date. The Conversion Price and Conversion Rate shall be subject to further adjustment as hereinafter provided. The ratio obtained by dividing the applicable Issue Price by the applicable Conversion Price adjusted as hereinafter provided, in effect at the time of conversion shall be the “Conversion Rate” with respect to the Series DD Preferred, Series CC Preferred, Series AA Preferred or the Series BB Preferred, as the case may be.”

F.    Section 4(b) of Article V of the Eleventh Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“Automatic Conversion. Each share of Preferred shall automatically be converted into shares of Common Stock at its then effective Conversion Rate upon either (i) the date of the closing (the “Public Offering Closing Date”) of a firm commitment underwritten public offering (the “Public Offering”) pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale to the public of Common Stock for the account of the Company with a public offering price of not less than $19.30 per share (as adjusted for stock splits, stock dividends or distributions, recapitalizations, and similar events) and $30,000,000 in cash proceeds to the Company, net of underwriting discounts and commissions or (ii) the written consent of the holders of at least a majority of the then outstanding Preferred. A Public Offering that satisfies the thresholds set forth in clause (i) of the immediately preceding sentence or in connection with which each share of Preferred is automatically converted into shares of Common Stock pursuant to the satisfaction of the consent requirement set forth in clause (ii) of the immediately preceding sentence shall be deemed to be a “Qualified Public Offering.” In the event of the automatic conversion of the Preferred in connection with a Qualified Public Offering, the person(s) entitled to receive the Common Stock issuable upon such conversion of Preferred shall be deemed to have converted such Preferred immediately prior to the closing of such sale and issuance of securities.

G.    Section 4(d)(i)(G) of the Eleventh Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“(G)    “Full Ratchet Expiration” shall be deemed to occur upon the earlier of (1) the purchase from the Company on the terms set forth in the Series DD Purchase Preferred Stock Purchase Agreement, dated as of April 27, 2012, of at least 400,000 shares of Series DD Preferred (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events affecting the Series DD Preferred) by one or more investors other than Warburg Pincus Private Equity VIII, L.P., Accel Internet Fund III L.P., Accel Investors “99 L.P., Accel VII L.P., Institutional Venture Partners X, L.P., Institutional Venture Partners X, GmbH & Co. Beteilgungs KG, Institutional Venture Partners XI, L.P., Institutional Venture Partners XI, GmbH & Co. Beteiligungs KG, or any of their respective successor funds or affiliates, (2) the Full Ratchet Adjustment Date, immediately after the occurrence of the Full Ratchet Adjustment, or (3) the second anniversary of the Series DD Initial Sale Date.”

H.    The lead-in of Section 5(b) of Article V of the Eleventh Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“(b)    In addition to any other rights provided by law, and to those rights provided to holders of Series BB Preferred Stock pursuant to Section 5(a) hereof, so long as least 100,000 shares (as adjusted for stock splits, stock dividends, recapitalizations and the like) of Preferred remain outstanding, the Company shall not, without first obtaining the affirmative vote or written consent of the holders of not less than 66-2/3% of the then outstanding voting power of the Preferred (such Preferred voting or acting by written consent as a single class, on an as converted to Common Stock basis, except as may otherwise be required by law).”

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IN WITNESS WHEREOF, Yodlee, Inc., has caused this Certificate of Amendment to the Eleventh Amended and Restated Certificate of Incorporation to be executed by Anil Arora, its President and Chief Executive Officer effective as of this 18th day of September, 2014.

YODLEE, INC.

By:	/s/ Anil Arora
Anil Arora, President and Chief Executive Officer